787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

January 22, 2018

SUBMISSION VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Re:	Metaurus Equity Component Trust (CIK: 1688487)

Pre-Effective Amendment No. 3 to

Preliminary Registration Statement on Form S-1 (File No. 333-221591)

Ladies and Gentlemen:

On behalf of Metaurus Equity Component Trust (the “Trust”), we transmit for filing, under the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 3 to the Preliminary Registration Statement on Form S-1 relating to the initial public offering of shares issued by U.S. Equity Cumulative Dividends Fund – Series 2027 and U.S. Equity Ex-Dividend Fund – Series 2027 (together, the “Funds”), each a series of the Trust.

On behalf of our client, we confirm to you that as of the date of this letter, the Trust is an emerging growth company, as defined in Section 2(a)(19) of the Securities Act. In addition, on behalf of our client, we confirm to you that as of the date of this letter, none of the disqualifying conditions set forth in Section 2(a)(19) have occurred.

Should members of the staff of the Securities and Exchange Commission have any questions or comments concerning the submission, please contact P. Georgia Bullitt of this office at (212) 728-8250.

NEW YORK         WASHINGTON         PARIS         LONDON         MILAN         ROME         FRANKFURT         BRUSSELS

in alliance with Dickson Minto W.S., London and Edinburgh

January 22, 2018

Very truly yours,

/s/ Patrick T. Quinn

Patrick T. Quinn, Esq.

Enclosure

cc:	Richard P. Sandulli, Co-Chief Executive Officer, Metaurus Advisors LLC

Jamie Greenwald, Co-Chief Executive Officer, Metaurus Advisors LLC

P. Georgia Bullitt, Esq., Willkie Farr & Gallagher LLP

Deborah Tuchman, Esq., Willkie Farr & Gallagher LLP